Exhibit 12.2
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	(Unaudited)
	Nine Months Ended
	September 30,				Twelve Months Ended December 31,
(in thousands of dollars)	2010		2009		2009		2008		2007		2006		2005

Earnings:

Income (loss) before income taxes	$194,362		$(3,080,206)		$(3,678,183)		$(296,008)		$22,643		$514,061		$543,574

Add: Fixed charges, excluding interest on deposits and preferred stock dividends	78,770		122,849		155,269		351,672		431,320		345,253		243,239

Earnings available for fixed charges, excluding interest on deposits	273,132		(2,957,357)		(3,522,914)		55,664		453,963		859,314		786,813
Add: Interest on deposits	346,504		525,243		674,101		931,679		1,026,388		717,167		446,919

Earnings available for fixed charges, including interest on deposits	619,636		(2,432,114)		(2,848,813)		987,343		1,480,351		1,576,481		1,233,732

Fixed Charges:
Interest expense, excluding interest on deposits	67,086		111,341		139,754		334,952		415,063		334,175		232,435
Interest factor in net rental expense	11,684		11,508		15,515		16,720		16,257		11,078		10,804
Preferred stock dividends	88,278		145,467		174,756		46,400		—		—		—

Total fixed charges, excluding interest on deposits	167,048		268,316		330,025		398,072		431,320		345,253		243,239
Add: Interest on deposits	346,504		525,243		674,101		931,679		1,026,388		717,167		446,919

Total fixed charges, including interest on deposits	$513,552		$793,559		$1,004,126		$1,329,751		$1,457,708		$1,062,420		$690,158

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	1.64	x	(11.02	)x	(10.67	)x	0.14	x	1.05	x	2.49	x	3.23	x
Including interest on deposits	1.21	x	(3.06	)x	(2.84	)x	0.74	x	1.02	x	1.48	x	1.79	x